EXHIBIT 8.1

	Jurisdiction of Incorporation	Name under which they do business
Name
Administración Portuaria Integral de Acapulco S.A. de C.V. (Ports)	Mexico	API Acapulco
Lacto Comercial Organizada, S.A. de C.V. (Trucking)	Mexico	LACORSA
Autotransportación y Distribución Logística, S.A. de C.V.(Logistics)	Mexico	ATL
Transportación Marítima Mexicana, S.A. de C.V. (Product and Parcel Tankers, Offshore vessels and harbor tugboat operations)	Mexico	TMM
Terminal Marítima de Tuxpan, S.A. de C.V. (Ports)	Mexico	TMT
TMM Logistics, S.A. de C.V. (Logistics)	Mexico	TMML
TMM
TMM Agencias, S.A. de C.V. (Shipping agencies)	Mexico	AGENCIAS
TMM División Marítima, S. A. de C. V. (Offshore vessels)	Mexico	TMMDM
TMM Remolcadores, S. A. de C. V. (Tugboat vessels)	Mexico	TMMR
TMM Parcel Tankers, S. A. de C. V. (Tankers vessels)	Mexico	TMMPT
Almacenadora de Deposito Moderno, S. A. de C. V. (Warehousing)	Mexico	ADEMSA
Inmobiliaria Dos Naciones, S. R. L. de C. V. (Shipyard)	Mexico	IDN